Richardson & Patel, LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
T 310-208-1182
F 310-208-1154

May 21, 2007

Filed as Correspondence via EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:  OXIS International, Inc.
        Amendment No. 1 to Annual Report on Form 10-KSB

Ladies and Gentlemen:

This letter is in response to the letter dated May 11, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) requesting amendment of the annual report on Form 10-KSB for the period ended December 31, 2006 of OXIS International, Inc. (the “Company”). Amendment No. 1 to the above-described annual report (the “Amendment”) is being filed with the Commission on the date of this letter.

The Comment Letter stated, in relevant part, that “we note that your Form 10-KSB for the year ended December 31, 2006 does not appear to include the information required by Item 307 of Regulation S-B regarding disclosure controls and procedures.” In response to this comment, we are filing the Amendment to our 10-KSB to which we have added, on page 58, under Item 8A - Controls and Procedures, the following disclosure:

“As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our Chief Executive officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting management to material information required to be included in this report.  It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.”

U.S. Securities and Exchange Commission
May 21, 2007
Page of  2 of 2

      We hope that this successfully addresses the Staff’s comment. Please contact me at (310) 208-1182 if you have any questions or require any additional information.

Very truly yours,

/s/ Edgar D. Park

cc: Marvin S. Hausman, M.D., President and CEO
Kevin Leung, Esq.